FOR IMMEDIATE RELEASE

Contact:	Carl Ferenbach	George Bayly
	Co-Chairman	Chief Executive Officer
	U.S. Can Corporation	and Co-Chairman
	617-227-0050	U.S. Can Corporation
		630-678-8039

U.S. CAN ANNOUNCES MANAGEMENT CHANGES

LOMBARD, ILLINOIS, April 22, 2004 – U.S. Can announced today that George V. Bayly has been named Chief Executive Officer of U.S. Can Corporation. John Workman will step down from his position as Chief Executive Officer after successfully fulfilling the Company's management needs for the past 18 months.

Mr. Bayly has spent the past year working closely with the U.S. Can management team as Co-Chairman of the Company helping to drive key initiatives for the Company. From 1991 to 2002 he served as Chairman, President and Chief Executive Officer for Ivex Packaging Corporation, Lincolnshire, IL. During that time, Mr. Bayly grew the Company's revenue from $200 million to $1.1 billion. Previously, Mr. Bayly was CEO of Olympic Packaging, Inc., a $20 million packaging company, which he joined in 1986. Over the next four years, the Company's revenue and EBITDA tripled. Mr. Bayly will oversee the daily operations of U.S. Can effective April 22nd.

Board of Directors' Co-Chairman, Carl Ferenbach, noted that George Bayly is a highly experienced executive and his willingness to serve as CEO is important for the Company's success.

"George Bayly is a recognized and respected business leader with extensive experience in the packaging industry," said Ferenbach. "Under his leadership, Ivex Packaging Corporation became a very successful and enormously profitable company. George is very familiar with the opportunities at U.S. Can, and as CEO, will help us position the Company for the future."

In response to John Workman's resignation, Ferenbach noted, "John Workman filled a management gap at a most critical time for the Company. He along with the management team effectively stabilized the business during this time, helped improve results, and strategically positioned the Company to move to the next level; we thank John for his good work and wish him success in his new endeavors."

U.S. Can is a leading manufacturer of steel containers for personal care, household, automotive, paint, industrial and specialty products in the United States and Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include our substantial debt and ability to generate sufficient cash flow to service this debt; the timing and cost of plant closures; the level of cost reduction achieved through restructuring; the success of new technology; the timing of, and synergies achieved through, integration of acquisitions; changes in market conditions or product demand; loss of important customers or volume; downward product price movements; changes in raw material costs and currency fluctuations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.